Exhibit 21.1

List of Significant Subsidiaries of Syneos Health, Inc.

Entity Name	Jurisdiction
INC Research, LLC	Delaware
INC Research Investment, LLC	Delaware
inVentiv Health Inc	Delaware
inChord Holding Corporation (US)	Delaware
inVentiv Health Clinical Inc	Delaware
inVentiv Health Clinical, LLC	Delaware
inVentiv Commercial Services, LLC	New Jersey
inVentiv Health Communications, Inc (US)	Ohio
IVH Holdings (Barbados) SRL – US Branch	Texas
inVentiv Health Holdings Barbados ISRL	Barbados
INC Research Holdings Limited	United Kingdom
INC Research I LP	United Kingdom
INC Research II LP	United Kingdom
INC Research International Holdings Limited	United Kingdom
INC Research UK Limited	United Kingdom
INC Research International Limited	United Kingdom
inVentiv Health Holdings UK Limited	United Kingdom
inVentiv Clinical UK Entities	United Kingdom
INC Research Europe	United Kingdom